

16012464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Transcend Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 River Place Blvd., Bldg 1, Suite 200
(No. and Street)

Austin	Texas	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael DeNio (512) 623-7774
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael DeNio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transcend Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public


MICHELLE J NICOLAS
NOTARY PUBLIC
STATE OF TEXAS
6/29/2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*


BAUER
& COMPANY
audit & accounting services

Transcend Capital, LLC

Financial Statements and Supplemental Schedule

December 31, 2015

Transcend Capital, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2015


BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Transcend Capital, LLC:

We have audited the accompanying statement of financial condition of Transcend Capital, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Transcend Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Transcend Capital, LLC will continue as a going concern. As discussed in Note 2 to the financial statements, Transcend Capital, LLC's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The Computation of Net Capital and Aggregate Indebtedness (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Transcend Capital, LLC's financial statements. The Supplemental Information is the responsibility of Transcend Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 26, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

TRANSCEND CAPITAL, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 18,487
Receivable from clearing broker dealers	104,886
Deposit with clearing company	200,000
Other receivables and advances	14,000
Prepaid expenses	22,041
Deposits	13,398
Property and equipment, net	17,762
Total Assets	$ 390,574

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 91,321
Commission payable	62,163
Payable to broker-dealers	1,100
Total Liabilities	$ 154,584
Member's equity	235,990
Total Liabilities and Member's Equity	$ 390,574

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2015

REVENUES	
Commissions	$ 1,891,543
Other	566,050
Total revenues	$ 2,457,593
EXPENSES	
Commissions and clearance expenses	$ 983,199
Salaries and wages	409,467
Clearing and execution fees	570,318
Research	184,041
Professional services	125,710
License and registration	41,306
Occupancy and equipment costs	116,424
Other expenses	74,103
Total expenses	$ 2,504,568
NET LOSS	$ (46,975)

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Balance at December 31, 2014	$ 127,965
Net loss	(46,975)
Capital contributions	155,000
Balance at December 31, 2015	$ 235,990

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (46,975)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	2,267
Change in operating assets	
Receivable from clearing broker-dealers	40,548
Deposit with clearing company	(150,000)
Prepaid expenses	11,922
Deposits	2,444
Changes in operating liabilities	
Accounts payable and accrued expenses	(99,432)
Commission payable	(7,992)
Payable to broker-dealers	63
Net cash used in operating activities	(247,155)
Cash flows from investing activities	
Net cash provided by investing activities	-0-
Cash flows from financing activities	
Member contributions	155,000
Net cash provided by financing activities	155,000
Net decrease in cash	(92,155)
Cash at beginning of year	110,642
Cash at end of year	$ 18,487

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest paid	$ -0-
Income taxes paid	$ -0-

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business

Transcend Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company was a limited partnership organized under the laws of the State of Delaware on March 28, 2000, but the Company changed to a limited liability company organized under the laws of the State of Texas on April 13, 2010.

The Company is a full-service brokerage firm that specializes in offering execution services for market professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Futures

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Note 2 - Liquidity and Going Concern

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $50,000 and net capital of $168,789 at December 31, 2015.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2015, the Company has $18,487 in cash and cash equivalents and working capital of approximately $205,000. In January 2016, one of the Company's customers failed to settle a securities transaction resulting in a $475,000 loss on the trade. The Company's clearing broker, COR Clearing, LLC ("COR"), under its indemnification clause with the Company has demanded that the Company resolve the unsettled securities transaction. In January 2016, the Company received a member contribution of $300,000. In February 2016, the Company's member, Transcend Capital Management, LLC, received a loan from COR for $150,000, which was credited to the Company's account by COR to resolve the unsettled matter under the indemnification clause.

The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan, certain assets may not be recoverable. The matters discussed above raise substantial doubt about the Company's ability to continue as a going concern. The

accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period eamed and expenses when incurred.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Company's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Revenue Recognition
Agency commission revenue and related expenses from customer security transactions are recorded by the Company on a settlement date basis, which is generally the third business day following the trânsaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

The Company does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission and to perform all services customarily incident thereto.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and other receivables and advances. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Income Taxes

The Company was formed as a Texas limited liability company. The Company has elected to be taxed as a Subchapter S corporation under the provisions of the Internal Revenue Code. As a result, the member of the Company pays all Federal income tax expense.

As of and for the year ended December 31, 2015, the Company's Texas margin tax expense was not significant.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for the years before 2012.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets

that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, deposit with clearing company, other receivables and advances, prepaid expenses, deposits, payable to broker-dealers, commission payable and accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Management Review
The Company has evaluated subsequent events through the date at which the financial statements were issued, and except as disclosed in Note 2 and 10, determined there are no events or transactions that occurred subsequent to the date of the Statement of Financial Condition and prior to the filing of this report that would have a material impact on the financial statements.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Clearing Deposit

The Company maintains a deposit account with COR Clearing, LLC ("COR") as part of the Company's contract for services. COR requires a deposit that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2015, the deposit balance was $200,000 for COR.

Note 5 - Property and Equipment

Property and equipment consists of the following as of December 31, 2015:

Computer equipment	$ 35,918
Furniture and fixtures	11,335
Leasehold improvements	5,581
Computer software	1,973
Office equipment	2,859
Total property and equipment	$ 57,666
Accumulated depreciation	(39,904)
Net property and equipment	$ 17,762

Depreciation expense was $2,267 for the year ended December 31, 2015 and is included in occupancy and equipment costs in the accompanying statement of operations.

Note 6 - Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organizations. The clearing organizations carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing

organizations may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing organizations. Included in the Company's clearing agreement with its clearing organizations is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organizations to the extent of the net loss on any unsettled trades. As of December 31, 2015, the Company had not been notified by the clearing organizations about any potential losses relating to this indemnification, and the Company was not otherwise aware of any potential losses relating to this indemnification. However, in January 2016, COR notified the Company of a $475,000 loss related to this indemnification. See further discussion in Note 2. The Company has $304,887 or approximately 78% of its total assets in receivable from clearing broker-dealers and deposit with clearing company as of December 31, 2015.

Note 7 - Related Party Transactions

The Company and Transcend Capital Management, LLC (the "Parent") entered into an agreement in which the Parent performs management services. Total fees paid under this agreement were $2,000 for the year ended December 31, 2015 and are recorded in professional services in the statement of operations. No amounts were outstanding as of December 31, 2015.

Note 8 - Commitments and Contingencies

Leases

The Company leases office space under two operating leases expiring in December 2015 and May 2017. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $44,700 for the year ended December 31, 2015.

As of December 31, 2015, future minimum lease payments under non-cancelable operating leases are as follows:

2016	$22,983
2017	7,817
Total	$30,800

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

In 2013, the Company entered into a settlement agreement for FINRA violations that totaled $200,000. As of December 31, 2015, the Company has a remaining amount due of $39,960, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition. As of the date these financial statements were issued, the Company has not complied with the terms of the FINRA settlement agreement as the full amount has not been paid. FINRA has not initiated further action against the Company, but non-compliance with the settlement agreement subjects the Company to further action which could include additional fines or possibly expulsion from FINRA membership.

Note 9 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2015, the minimum net capital requirement for the Company was $50,000. Net capital at December 31, 2015 aggregated $168,790 which was $118,790 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was .92 to 1 at December 31, 2015.

Note 10 - Subsequent Events

In February 2016, the Company received member contributions of $300,000.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

TRANSCEND CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 235,990
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	235,990
Deductions and/or charges –	
Non-allowable assets:	
Fixed assets	(17,762)
Deposits	(13,398)
Prepaid expenses	(22,040)
Other assets	(14,000)
Net capital before haircuts on securities positions	168,790
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	–
Net capital	$ 168,790

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 154,584
Total aggregate indebtedness	$ 154,584

Schedule I (continued)

TRANSCEND CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 10,306
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 118,790
Excess net capital at 120%	$ 142,548
Ratio: Aggregate indebtedness to net capital	.92 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.


BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Transcend Capital, LLC:

We have reviewed management's statements, included in the accompanying Transcend Capital, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 26, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com


TRANSCEND
CAPITAL

February 10, 2016

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2015

Transcend Capital, LLC (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

TRANSCEND CAPITAL, LLC

Michael DeNio
President

6500 River Place Blvd - Building 1, Suite 200 - Austin, TX 78730
Phone: 512-623-7774 Fax: 512-346-7774


BAUER
& COMPANY

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES
REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of
Transcend Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Transcend Capital, LLC , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Transcend Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Transcend Capital, LLC's management is responsible for Transcend Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 26, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052946 FINRA DEC
TRANSCEND CAPITAL LLC 17*17
ATTN: ACCOUNTING
6500 RIVER PLACE BLVD, BLDG 1 STE 200
AUSTIN, TX 78730-1120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL DeNIO 512-623-7779

2. A. General Assessment (item 2e from page 2) $ 4,718

B. Less payment made with SIPC-6 filed (exclude interest) (2,663)
07/29/2015
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,055

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,055

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRANSCEND CAPITAL LLC
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Dated the 22 day of FEBRUARY , 20 16 .

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2015
and ending Dec 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,457,593
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	570,318
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	570,318
2d. SIPC Net Operating Revenues	$1,887,275
2e. General Assessment @ .0025	$4,718
	(to page 1, line 2.A.)